

Via fax (916) 218-4378

February 17, 2011

Steven Bonham
Vice President and Chief Financial Officer
Unify Corporation
1420 Rocky Ridge Drive
Roseville, CA 95661

>   **Re: Unify Corporation**
>   **Form 10-K for the Fiscal Year Ended April 30, 2010**
>   **Filed July 12, 2010**
>   **File No. 001-11807**

Dear Mr. Bonham:

   We have reviewed your letter dated January 14, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 8, 2010.

Item 11. Executive Compensation, page 32 (Incorporated by Reference from Definitive Proxy Statement Filed July 26, 2010)

The Objectives of Our Executive Compensation Program

Management Incentive Plan, page 14

1.   We note your responses to prior comments 4 and 6 in which you state your belief that information regarding the target amounts is not material to investors and constitutes confidential information that would cause you competitive harm that may be excluded pursuant to Instruction 4 of Item 402(b) of Regulation S-K. We are unable to concur with your assertion that the target amounts upon which executive compensation is based are not material to investors. Where a material portion of a named executive officer's

compensation is based on the attainment of performance targets, the targets must be disclosed. Please refer to Item 402(b)(2)(v) and (vi) of Regulation S-K. Please provide us with the target information if you are unable to conclude that the information may be omitted pursuant to Instruction 4 of Item 402(b) and confirm that you will disclose this in future filings, as applicable.

2.   Regarding your assertion that the information may be excluded pursuant to Instruction 4 of Item 402(b), please provide us with a more robust legal analysis regarding the grounds for exclusion. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04. Specifically note that Interpretation 118.04 states that to the extent that a performance target level or other factor or criteria otherwise has been disclosed publicly, a company cannot rely on Instruction 4 to withhold the information. To the extent that both your adjusted EBITDA and stock price for the fiscal year ended April 30, 2010 have already been publicly disclosed, you may not rely on Instruction 4 to withhold these pieces of information. To the extent you conclude it is appropriate to omit specific targets or performance objectives, you are required to discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm.

3.   You state that both MIP bonus amounts and LTI awards are set at 100% of market median levels. Please tell us the market median levels upon which you base your MIP bonus and your LTI awards and confirm that you will disclose these in future filings, as applicable.

Summary Compensation Table, page 16

4.   We note your response to prior comment 8; however, it appears from your response that you failed to disclose that the compensation committee adopted two separate targets under the MIP. Moreover, you neither described the "second set of targets" in your response letter nor explained how the bonus amounts made to Messrs. Wille and Bonham were determined. We therefore reissue prior comment 8 in part. Please tell us how these bonuses were determined. As part of your response, please tell us the target amounts related to the attainment of your acquisition goals with respect to the acquisition of AXS-One Inc., how such targets were satisfied and how this led to awarding bonuses to Messrs. Wille and Bonham in the amounts of $40,000 and $30,000, respectively.

Note 9 – Stockholders' Equity

Private Placement, page 57

5.   We note your response to prior comment 10 where you indicate that you will respond to the comment via a separate letter. The Staff will review your separate letter when filed.

Exhibit Index

6.   We note your response to comment 11 of our letter dated December 8, 2010. Please note that we will not be in a position to complete our review of your Form 10-K until we have completed our review of your confidential treatment request and you have publicly refiled Exhibit 4.12 with any redactions.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief